August 20, 2009

BY FAX AND U.S. MAIL

Brandon J. Cage
Assistant Vice President, Counsel
Pacific Life Insurance Company
700 Newport Center Drive
Newport Beach, CA 92660

Re: **Separate Account A of Pacific Life & Annuity Co.**
Initial Registration Statement on Form N-4
File Nos. 333-160131; 811-09203

Dear Mr. Cage:

The staff has reviewed the above-referenced initial registration statement, which the Commission received on June 22, 2009. The registration statement received a selective review. Based on our review, we have the following comments (page numbers refer to the courtesy copy provided by the registrant):

1. **An Overview of Pacific One Select (p. 3)**

    Please remove the sentence that reads, "The terms of your Contract and of any Rider or Endorsement prevail over what is in this Prospectus." The contents of a registration statement cannot be disclaimed. Further, the prospectus should describe all material rights and obligations under the contract.

2. **An Overview of Pacific One Select - Optional Living Benefit Riders (pp. 5 -7)**

    a. Please include a statement that there may be adverse consequence to taking a withdrawal before a certain age or in excess of a given amount, which may include a reduction in benefits or termination of the rider.

    b. With regard to each optional living benefit rider, please briefly identify the major conditions that may effects one's receipt of the benefits (e.g.,investment restrictions, taking withdrawals before a given age (and specify that age), and taking excess withdrawals).

    c. In the Income Access Rider disclosure, please specify whether the benefit extends for the remainder of the owner's life or whether it lasts for a given period.

3. **Fees and Expenses (p. 8)**

   For readability, please consider defining the "Account Value" in footnote 1, and remove the cross-reference to the "Terms used in this prospectus" (which is found in two places in the Periodic Expense Table).

4. **Making Additional Investments (p. 16)**

   If contract value falls below $2,000, the registrant reserves the right to terminate the contract. Please clarify that in no instance will a contract be terminated for a small contract value when an optional living benefit rider is in effect.

5. **Administrative Fee (p. 24)**

   The prospectus states, "[t]he Administrative Fee will continue after the Annuity Date if you choose any variable annuity." To avoid confusion, please replace the term "variable annuity" with "variable payout option".

6. **Annual Charge Percentage Table (p. 25)**

   In the second column heading, please include the word "current". In the third column heading, please include the word "annual".

7. **Fund Expenses (p. 25)**

   Please disclose which of the investment options are funds of funds and state that expenses of a fund of funds may be higher than a regular fund due to the two tiered level of expenses.

8. **Choosing Your Annuity Option (p. 28 and SAI p. 9)**

   Please clarify, if you select option 2 and later choose to fully redeem your contract, does the contract owner forego any possible life contingency payouts. If so, please state so in bold-faced type. If the contract owner retains the right to collect the life contingent payout, please disclose that this is the case.

9. **Your Annuity Payments (pp. 28 and 29)**

   a. Please clarify supplementally what is intended by the phrase "with the ages set back 10 years".

   b. Please explain in more general detail how variable payouts operate.

10. **Death Benefit Amount (p. 29)**

    Please include a simplified example of the aggregate purchase payment less withdrawals concept either in the narrative or in appendix G. (If in appendix G, please include a specific cross-reference to the example.)

11. Spousal Continuation (p. 30)

a. Please clarify, when a spouse continues the contract upon death of the owner is the Contract Value plus the Add-In Amount considered to be the new premium payments for purposes of the Death Benefit.

b. Please also define the capitalized term "Add-In Amount".

12. Stepped Up Death Benefit Rider (SDBR) (pp. 31 – 32)

a. Please include a simplified example of the aggregate purchase payment less withdrawals concept either in the narrative or in appendix G. (If in appendix G, please include a specific cross-reference to the example.)

b. Please include a simplified example of the Guaranteed Minimum Death Benefit Amount either in the narrative or in appendix G. Please also describe the effects of withdrawals in Plain English in the prospectus.

13. Optional Withdrawals (p. 32)

a. In the last sentence of the first paragraph, please clarify that in no instance will a contract be terminated for a small contract value when an optional living benefit rider is in effect.

b. In the second paragraph under the sub-heading Amounts Available for Withdrawal, please include a statement that there may be adverse consequence to taking a withdrawal before a certain age or in excess of a given amount, which may include a reduction in benefits or termination of the rider.

14. Optional Living Benefits

a. For each rider, please add language to the first paragraph of the "How the rider works" subsection disclosing the major conditions that may effects one's receipt of the benefits (*i.e.*, investment restrictions, taking withdrawals before a given age (and specify that age), and taking excess withdrawals).

b. Please also consider adding a table that compares the salient features of each of the Optional Living Benefits.

15. Annuitization (p. 39, 44, 50, 55)

In the last paragraph of this section, if accurate, please disclose that one may receive higher payout rates under the rider by continuing the contract in the accumulation phase than by annuitizing the contract.

16. Termination (p. 39, 45, 50, 55, 61, 63)

Please revise the first bullet in the termination section to account for the 30-day notice period.

17. Changes to All Contracts (p. 74)

Please revise the third sentence of the second paragraph of this section for clarity and readability.

18. Pacific Life and Annuity

Since this product does not contain a fixed account feature, the language regarding the general account has been removed. Please include a description of the general account and include language explicitly stating that the general account is subject to claims made on the assets of the insurer and that investors must look to the strength of the insurance company with regard to the insurance contact's guarantees (*i.e.*, death benefits and optional living benefits).

19. Rule 12h-7

Please note that if you qualify for and intend to rely upon the exemption provided by rule 12h-7 under the Securities Exchange Act of 1934, you must include a statement to that effect in the prospectus. *See* Release No. 33-8996 (Jan. 8, 2009).

20. Powers of Attorney

Please provide powers of attorney that relate specifically to this registration statement as required by Rule 483(b) of the 1933 Act. This means that each power of attorney must either (a) specifically list the '33 Act registration number of the initial filing, or (b) specifically name the contract or fund whose prospectus and/or SAI is being registered.

21. Series and Class Identifiers

Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers.

22. Guarantees and Support Agreements

Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

23. Financial Statements, Exhibits, and Other Information

Please confirm that the financial statements and exhibits will be filed by a pre-effective amendment to the registration statement.

24. Tandy Representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registration requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

- -

Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to make changes to the registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6754. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at kosoffm@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-8629.

Sincerely,

Michael L. Kosoff
Senior Counsel
Office of Insurance Products